[CLEAN DIESEL LOGO]
September 14, 2010
Submitted Via Edgar
Ms. Pamela Long
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Clean Diesel Technologies, Inc. Amendment No. 2 to Registration Statement on Form S-4 Filed August 30, 2010 File No. 333-166865
Dear Ms. Long:
          We have reviewed the September 10, 2010 letter from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC” or the “Commission”) concerning the Amendment No. 2 to the Registration Statement on Form S-4 of Clean Diesel Technologies, Inc. (“Clean Diesel”) filed with the SEC on August 30, 2010 (the “Form S-4/A”) with respect to the proposed business combination with Catalytic Solutions, Inc. (“CSI”).
          We have set forth below the text of each of the Staff’s comments set forth in its comment letter, followed by Clean Diesel’s response. In addition to responding to the Staff’s comments, we have updated the Form S-4/A generally. Simultaneously with this letter, Clean Diesel is also filing Amendment No. 3 to the Registration Statement on Form S-4 with the SEC to reflect Clean Diesel’s responses to such comments. We also enclose for the Staff’s convenience a marked copy of Amendment No. 3 to the Registration Statement on Form S-4 (“Amendment No. 3”).
Form S-4
Prospectus Cover Page
SEC Comment:
1.	We note your response to comment 5 in our letter dated August 5, 2010. Please revise the prospectus cover page to also reference the shares of common stock and warrants that are being registered for issuance pursuant to the exercise of the out of money warrants. The cover should include all of the shares being registered. See Item 501(b)(2) of Regulation S-K.
Response:
          In response to the Staff’s comment, we have modified the footnotes to the fee table on the cover of the registration statement and the disclosure on pages 9 and 10 of Amendment No. 3 to make clear that only the Clean Diesel securities issuable upon exercise of CSI “in-the-money” warrants held by Cycad Group, LLC are the subject of this registration statement, and that any Clean Diesel securities that hypothetically would be issued upon exercise of the CSI “out-of-the-money” warrants held by Capital Works ECS Investors, LLC are not intended to be so registered. We note that the assumption of CSI’s out-of-the money warrants by Clean Diesel is a contractual requirement pursuant to the original terms of such warrants, and that there has been no subsequent modification of such warrants related to the Merger. Capital Works ECS Investors, LLC is an accredited investor. In the highly unlikely event that the out-of-the-money CSI warrants subsequently are exercised by Capital Works ECS Investors, LLC, any Clean Diesel securities that may be issued would be restricted securities unless an exemption from registration is then available.
Ownership of Combined Company, page 2
SEC Comment:
2.	We note your response to comment 14 in our letter dated August 5, 2010. We also note disclosure that does “not give effect to” (1) shares of CSI common stock to be received for non-employee accrued director fees and (2) the conversion of such notes to CSI Class B common stock and the subsequent conversion of such stock to Clean Diesel common stock by virtue of the merger. Please revise to include disclosure of the excluded items to clarify that the purchaser of the CSI notes will also receive Clean Diesel shares in respect of their existing 30% interest in CSI’s common stock and as directors fees, such that they will own approximately 49% of the combined company after the merger.
Response:
          We have revised the disclosure as requested to clarify that the purchasers of CSI’s secured convertible notes will also receive Clean Diesel shares in respect of their current ownership of approximately 28% of CSI’s outstanding common stock and in respect of the shares of CSI common stock that will be received for non-employee directors fees prior to the Merger, such that they are expected to collectively hold approximately 45% of the outstanding common stock of the combined company. See pages 12-13 and 87. We note supplementally for the Staff that the disclosure in prior drafts addressed the beneficial ownership of both CSI (30%) and the anticipated ownership of the combined company (49%) by the purchasers of the secured convertible notes, and accordingly gave effect to their ownership of equity securities of CSI exercisable within 60 days. Because beneficial ownership information of the combined company is provided elsewhere in the Amended S-4, we do not believe that changing the presentation to actual ownership provides information that is less meaningful to the holders of CSI and Clean Diesel common stock. We note supplementally for the Staff that we have made a corresponding edit in the Risk Factors section on page 22 to avoid confusion.
Risk Factors, page 19
SEC Comment
3.	We note your new disclosure on page 67 that Michael Asmussen informed Clean Diesel’s board of directors that he would not join the combined company as a director or officer after the merger. Prior filings indicate that he was to have continued with the combined company as Chief Commercial Officer. Please consider revising your risk factors on pages 26 and 29 that discuss the fact that the success of the combined company depends upon the continued employment of key management to discuss the impact that Mr. Asmussen’s resignation and the resignation of Clean Diesel’s other officers, Messrs. Grinnell and Wynne, will have on the combined company.
Response:
          Clean Diesel’s President and Chief Executive Officer, Interim Chief Financial Officer, and Senior Vice President, General Counsel and Secretary are not expected to continue with Clean Diesel after the effective time of the Merger except in transitional roles. Clean Diesel and CSI do not believe that the loss of these executives will materially adversely affect the ability of the combined company to achieve its business plan, and we have revised the risk factor on page 26 accordingly.
          While Clean Diesel does not believe that this will materially adversely affect the ability of the combined company to achieve its business plan, the loss of these employees prior to the effective time of the Merger or, if the Merger does not take place, at a subsequent time could have an adverse effect on Clean Diesel’s future success. We have revised the risk factor on pages 29-30 accordingly.

Unaudited Pro Forma Condensed Combined Financial Data, page 39
Clean Diesel Technologies, Inc.
Unaudited Pro Forma Condensed Combined Statements of Operations, page 49
SEC Comment:
4.	We note your response to comment 23 in our letter dated August 5, 2010. It is not clear why the amount of equivalent basic and diluted loss per share is blank for the six months ended June 30, 2010. Please advise or revise. In addition, please further enhance your disclosure to clearly disclose how you are calculating the equivalent pro forma per share amounts.
Response:
                         We note supplementally for the Staff that the calculated equivalent basic and diluted earnings per share for the six months ended June 30, 2010 was $0.003. In the S-4/A, we chose to represent that value as a zero with a “-.” In Amendment No. 3, we have revised the disclosure to reflect the amount as ($0.00) and have enhanced the disclosure in the notes to increase clarity. See pages 49 and 56-57.
Clean Diesel’s Reasons for the Merger . . , page 53
SEC Comment:
5.	We note your response to comment 35 in our letter dated August 5, 2010. Please revise to clearly disclose whether or not the Board considered the valuations performed by “Houlihan and Smith” in approving the transaction.
Response:
          We have revised our disclosure on page 67 accordingly.
SEC Comment:
6.	We note your response to comment 32 in our letter dated August 5, 2010, including your statement that on May 10, 2010, management believed that Mr. de Havilland was resigning in part because he did not support the transaction. If Mr. de Havilland expressed any views about the advisability of the merger to management or the board prior to his resignation, please ensure that this is reflected in the Background of the Merger section.
Response:
          We note supplementally for the Staff that at the time of Mr. de Havilland’s resignation, Mr. de Havilland had not advised management he did not support the transaction, but instead that he was not certain whether he would support the transaction and did not wish to cast a vote on the proposal. It was only considerably after the board had reviewed materials available to it, including the Ardour fairness opinion and management reports, and acted to approve the transaction, that Mr. de Havilland expressed his belief that the Merger would involve an unacceptable degree of risk to stockholder value. Accordingly, we have not speculated on what his views might have been if he had been in possession of all of the information available to other members of the board of directors, and advised the board then of his views.

The Merger, page 60
Background of the Development of the Merger, page 60
SEC Comment:
7.	We note disclosure in the first full paragraph on page 67 that on August 25, 2010, Michael Asmussen informed the board that he will not join the combined company as a director or officer after the merger. Please file a Form 8-K to disclose this information or tell us why you have not filed a Form 8-K. Please refer to Question 117.01 in the Exchange Act Form 8-K Compliance and Disclosure Interpretations dated June 4, 2010.
Response:
          Mr. Asmussen’s decision not to continue with the combined company after the Merger was not believed to trigger an obligation to file a Form 8-K because it was believed that he was continuing through the date of the Merger (and continuing with Clean Diesel if the Merger did not occur) and in fact was standing for re-election as a director (recognizing that continued service depends on whether the Merger was consummated). Mr. Asmussen has subsequently advised senior management that he will resign as Clean Diesel’s President and Chief Executive Officer on October 8, 2010. In light of this, the Clean Diesel board of directors has decided to nominate Timothy Rogers to stand for election at the annual meeting in the stead of Mr. Asmussen, and to elect him as President and Chief Executive Officer upon Mr. Asmussen’s resignation. We are therefore filing a Form 8-K to disclose this information and have also revised the disclosure accordingly to reflect these developments. See page 67.
Houlihan Smith Valuations, page 72
SEC Comment:
8.	We note that in November 2009 you engaged Houlihan to provide an independent comprehensive valuation report as to the estimated fair value of Clean Diesel as of September 30, 2009 and of CSI as of November 30, 2009. Please tell us why the two valuations were not performed as of the same date. Please also supplementally discuss the reasons why you decided to engage Ardour Capital in March 2010 to render a fairness opinion to the Clean Diesel board of directors instead of engaging Houlihan, who had already previously provided you with a valuation report for Clean Diesel. So that we may better understand the differences between the valuations performed by Houlihan and Ardour Capital, please supplementally provide us with copies of all valuation reports performed by Houlihan and Ardour Capital pertaining to Clean Diesel and CSI.
Response:
          We note supplementally for the Staff that Houlihan was originally engaged to perform valuations of Clean Diesel and another company that Clean Diesel was at that time evaluating as a potential merger candidate. Thereafter CSI was identified as an additional candidate for a business combination and Houlihan’s engagement was expanded to include a valuation of CSI. Because of the differences in the timing of the engagement for these two purposes, the dates as of which Houlihan’s valuations were measured were different. Ardour Capital was engaged in March 2010 to render a fairness opinion instead of engaging Houlihan because Clean Diesel’s management had developed concerns about Houlihan’s ability to complete a fairness opinion engagement in a timely manner. In response to the Staff’s comments in connection with Clean Diesel’s original S-4 filing, we provided supplementally copies of all valuation reports performed by Houlihan and Ardour Capital pertaining to Clean Diesel and CSI.

SEC Comment:
9.	Please disclose the amount and form of compensation that Houlihan received from Clean Diesel for its services.
Response:
          We have revised our disclosure on pages 72 and 76 to describe the consideration received by Houlihan.
Material United States Federal Income Tax Consequences of the Merger, page 93
SEC Comment:
10.	Please revise this section and counsel’s opinion to clarify that counsel opines on the consequences to each company’s shareholders, CSI’s warrant holders and the companies that flow from the transaction being treated as a reorganization under Section 368(a) of the Internal Revenue Code. Note that counsel may file a short-form opinion, but such opinion should confirm that the discussion in the proxy statement/prospectus constitutes counsel’s opinion, not merely that the discussion is an accurate summary of tax consequences. In that case, the prospectus disclosure should also clearly state that the information therein constitutes counsel’s opinion. Please also ensure that you file a signed opinion of counsel regarding tax matters. The exhibit as currently filed states that it is only a form of opinion.
Response:
          In response to the Staff’s comment, we have modified the disclosure in the section entitled “Material United States Federal Income Tax Consequences of the Merger” to clarify the scope of KPMG LLP’s opinion. We note that the sentence to the effect that there are no tax consequences to Clean Diesel stockholders whether or not the Merger is treated as a reorganization under Section 368(a) of the Code has been deleted because Clean Diesel’s stockholders are not receiving any of the merger consideration. Included as Exhibit 8.1 to the registration statement is a dated and executed opinion of KPMG LLP that confirms their opinion under the caption “Material U.S. Federal Income Tax Consequences of the Merger” with respect to the U.S. federal income tax treatment of the Merger.
CSI Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 159
Critical Accounting Policies and Estimates, page 160
Impairment of Long-Lived Assets Other Than Goodwill, page 162
SEC Comment:
11.	We note your response to comment 43 in our letter dated August 5, 2010. Your disclosure on page 77 indicates that Houlihan performed an enterprise valuation analysis for ECS (your Heavy Duty Diesel Systems business) on a standalone basis as of November 30, 2009. Please supplementally provide us with a copy of both your goodwill impairment analysis as of December 31, 2009 and the ECS valuation analysis performed by Houlihan. If Ardour Capital performed a separate valuation analysis for ECS, please provide us with that valuation a s well. Please compare and contrast the assumptions used in each and explain the reasons for any differences in assumptions. To the extent that the Houlihan or Ardour Capital valuations resulted in values for ECS lower than those used in your goodwill impairment analysis as of December 31, 2009, tell us how you considered that the lower valuations were not a triggering event to perform an interim goodwill impairment analysis as of either March 31, 2010 or June 30, 2010.
Response:
          We note supplementally for the Staff that as part of Houlihan Smith & Company’s (“Houlihan”) analysis of fair value of CSI, additional analysis of CSI’s two business segments was performed to illustrate the component value of the two segments. One of these segments was CSI’s engine control systems, or “ECS” business (which is CSI’s Heavy Duty Diesel Systems division). The fair value of ECS as determined by Houlihan ($27 million) was significantly greater than the fair value of ECS as determined by CSI as part of its impairment analysis ($15 million). Therefore, CSI concluded that Houlihan’s valuation did not result in an impairment triggering event and did not necessitate substantial further analysis of the differences in assumptions used by Houlihan and CSI. Houlihan’s analysis as of November 30, 2010 resulted in a fair value that was more than 80% greater than the fair value of ECS as determined by CSI during Step 1 of CSI’s goodwill impairment analysis at October 31, 2010. Further, the fair value for ECS as determined by Houlihan significantly exceeds the carrying value of $14 million for ECS as of October 31, 2010. We understand that the Houlihan analysis developed its fair value using a discounted cash flow with a probability weighted scenario approach with high, base and low cases of a 5 year forecast, which were weighted 33.3% each. Houlihan utilized a weighted average cost of capital of 13% as compared to 25% utilized in CSI’s impairment analysis. However, as discussed above, CSI did not believe further analysis of differences in assumptions used by CSI and Houlihan was warranted for purposes of evaluating goodwill impairment given the substantially higher value of ECS as determined by Houlihan.
          We note for the Staff that the Houlihan enterprise valuation analysis for CSI’s ECS business was previously provided to the Staff. We also note for the Staff that based on conversations with the Staff on September 13, 2010, we understand that it is no longer necessary to provide a copy of CSI’s internal goodwill impairment analysis as of December 31, 2009.
          We note supplementally for the Staff that Ardour Capital (“Ardour”) did not perform a separate valuation analysis for CSI’s ECS business, and its analysis of CSI was included in its report previously provided to the Staff.
Index to Exhibits
SEC Comment:
12.	We note your Form 8-K filed on September 7, 2010. Please file your letter amending the merger agreement as an appendix to the prospectus and incorporate it by reference, as you have done with the merger agreement Please also include such letter in the exhibit list. Please also update your risk factors and other relevant disclosures throughout your document to clarify that CSI’s lenders have now agreed to the extension. Please also clarify whether CSI’s note holders have formally waived the August 2 deadline until October 15 and file any forbearance agreement or waiver to this effect as an exhibit. We note disclosure in Note I to CSI’s pro forma financial data on page 44 that the holders of a majority of the notes had “indicated their willingness to enter into a forbearance agreement.”

Response:
          We have revised the Merger Agreement included as an appendix to the joint proxy statement/information statement and prospectus to reflect the terms of the amendment and footnoted that a change was made by amendment. We believe this integrated presentation of a minor change will be more useful to the reader than two documents. We have filed the letter amendment as an exhibit. We have made a further technical change in the Merger Agreement and treated it in similar fashion, and will be filing a Form 8-K to reflect this change as well. We have also updated our risk factors and other disclosures throughout the document to clarify that CSI’s lenders have agreed to the extension of their forbearance terms until October 15 and that CSI’s noteholders have also waived the August 2 deadline until October 15. This forbearance agreement is also included as an exhibit.
* * *
In responding to the Staff’s comments, Clean Diesel acknowledges that if it requests acceleration of the effective date of the pending registration statement, that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Clean Diesel from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Clean Diesel may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding our responses to the Staff’s comments, please do not hesitate to contact me at (203) 416-5290.

Very truly yours,
By: /s/ Charles W. Grinnell
Charles W. Grinnell
Vice President and Corporate Secretary